News Release

Trading Symbols: TSX: SEA NYSE: SA	For Immediate Release August 11, 2021

Seabridge to Begin Drilling Iskut Gold-Copper Porphyry Target

Targeting enhanced by MT survey successful at KSM

Toronto, Canada... Seabridge Gold (TSX:SEA) (NYSE:SA) reports today that core drilling will commence shortly at its 100%-owned Iskut project in British Columbia to continue testing below the Quartz Rise Lithocap for a gold-copper porphyry mineral system similar to those on Seabridge's nearby KSM Project.

The Iskut target has been developed over the past four years, making extensive use of geophysical surveys including IP, magnetic, hyperspectral and magnetotelluric (MT) evaluations.  Surface mapping, geochemical sampling, preliminary drilling and 3-dimensional modeling have augmented the geophysical exploration and continue to indicate potential for a large gold-copper porphyry system.

In 2020, Seabridge drilling intersected a corridor of porphyritic intrusive rock endowed with gold and copper. These intercepts project upward to a diatreme situated directly below the Quartz Rise Lithocap.  The intrusive rocks encountered have been age dated to be within the timeframe of the KSM mineral system.  The program planned for 2021 was initiated in June with an MT survey and now continues with planned drilling of approximately 3,200 meters.

Seabridge Chairman and CEO Rudi Fronk commented: "Seabridge acquired the large land package at Iskut because of its many characteristics similar to our giant KSM project. Since the acquisition, we have refined our target ideas with additional data and experience from KSM.  The structural complexity of this terrain made us proceed methodically and we now have multiple lines of evidence that point to a coherent target for the gold-copper porphyry source.  We continue to operate mindful of the COVID-19 threat and maintain the procedures with all our partners that delivered a safe and successful program completion last year."

We continue to believe the extensive surface expression of gold and copper geochemistry and alteration at and below the Quartz Rise Lithocap was formed by a significant, undiscovered gold-copper porphyry system at depth. Drilling to date reports results that are consistent with the upper explosive manifestation of such a system.  Multiple data sets have independently identified a potential location for the undiscovered porphyry host intrusion.  Drilling will be directed at this feature.

Exploration activities by Seabridge at the Iskut Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge exploration campaigns. This program includes blank, duplicate and reference standards. Cross-check analyses are conducted at a second external laboratory on at least 10% of the drill samples.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292   www.seabridgegold.com

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located near Stewart, British Columbia, Canada, the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project set in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Technical Information

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this press release, including any references to mineral resources or mineral reserves, was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) exploration results indicating the presence of, and potential location for, a large gold-copper porphyry source at the Iskut Project; (ii) the timing and extent of drilling to be completed at the Iskut Project in 2021; and (iii) the extensive surface expression of gold and copper geochemistry and alteration at and below the Quartz Rise Lithocap was formed by a significant, undiscovered gold-copper porphyry system at depth.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge 's plans or expectations include the risk that the geologic formations at the Iskut Project do not conform to the interpretations of data and the geologic models on which they are based that are the foundations for such forward-looking statements and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  Fax: (416) 367-2711

Email:  info@seabridgegold.com